GCL Solar Energy Technology Holdings, Inc.

Formerly known as GCL Silicon Technology Holdings, Inc.

Suite 3601, Two Exchange Square

Central, Hong Kong

July 16, 2009

BY EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Peggy Fisher, Esq.
Mr. Tom Jones, Esq.

Re:	GCL Solar Energy Technology Holdings, Inc.

Formerly known as GCL Silicon Technology Holdings Inc.

Registration Statement on Form F-1

File No. 333-152425

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 initially filed with the Securities and Exchange Commission (“Commission”) by GCL Silicon Technology Holdings Inc. (the “Registrant”) on July 21, 2008, and most recently amended on October 2, 2008 (File No. 333-152425) (together with all amendments, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933 (“Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registrant is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide Douglas Tanner of Milbank, Tweed, Hadley & McCloy LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (212) 822-5505).

Should you have any questions regarding this matter, please contact Douglas Tanner at (212) 530-5505. Thank you for your assistance.

Very truly yours,

Hunter Jiang,

Chief Executive Officer

cc:	Douglas A. Tanner, Esq.